Exhibit 99.1

New Gold Provides Notice of Annual General Meeting of Shareholders and Release of First Quarter 2016 Results

TORONTO, April 11, 2016 /CNW/ - New Gold Inc. ("New Gold") (TSX:NGD) (NYSE MKT:NGD) announces that it will host its Annual General Meeting of Shareholders on Wednesday, April 27, 2016. New Gold has filed its 2015 audited financial statements, management's discussion and analysis (MD&A), and management information circular, and these documents are available on the company's website at www.newgold.com. Shareholders may request a hard copy of the complete audited financial statements and 2016 meeting materials free of charge by calling toll free 1-888-315-9715, or by emailing your request to info@newgold.com.

The Annual General Meeting will begin on Wednesday, April 27, 2016 at 4:00 p.m. Eastern time and will be held at St. Andrew's Club & Conference Centre, 150 King Street West, 27th Floor, Toronto, Ontario, Canada. Participants may listen to the webcast by registering on our website at www.newgold.com. You may also listen to the conference call by calling toll free 1-888-231-8191, or 1-647-427-7450 outside of the U.S. and Canada. A recorded playback of the conference call will be available until May 28, 2016 by calling toll free 1-855-859-2056, or 1-416-849-0833 outside of the U.S. and Canada, passcode 76418826. An archived webcast will also be available until July 28, 2016 at www.newgold.com.

FIRST QUARTER 2016 FINANCIAL RESULTS

New Gold plans to release its first quarter 2016 financial results after market close on Wednesday, April 27, 2016. A webcast and conference call to discuss these results will be held on Thursday, April 28, 2016 at 9:00 a.m. Eastern time. Participants may listen to the webcast by registering on our website at www.newgold.com. You may also listen to the conference call by calling toll free 1-888-231-8191, or 1-647-427-7450 outside of the U.S. and Canada. A recorded playback of the conference call will be available until May 28, 2016 by calling toll free 1-855-859-2056, or 1-416-849-0833 outside of the U.S. and Canada, passcode 76409286. An archived webcast will also be available until July 28, 2016 at www.newgold.com.

ABOUT NEW GOLD INC.

New Gold is an intermediate gold mining company. The company has a portfolio of four producing assets and two significant development projects. The New Afton Mine in Canada, the Mesquite Mine in the United States, the Peak Mines in Australia and the Cerro San Pedro Mine in Mexico, provide the company with its current production base. In addition, New Gold owns 100% of the Rainy River and Blackwater projects, both in Canada, as well as a 4% gold stream on the El Morro project located in Chile. New Gold's objective is to be the leading intermediate gold producer, focused on the environment and social responsibility. For further information on the company, please visit www.newgold.com.

SOURCE New Gold Inc.

%CIK: 0000800166

For further information: Julie Taylor, Director, Corporate Communications and Investor Relations, Direct: +1 (416) 324-6015, Email: info@newgold.com

CO: New Gold Inc.

CNW 16:30e 11-APR-16